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                                                     OMB Number: 3235-0145
                        UNITED STATES                Expires: December 31, 1997
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                                  SCHEDULE 13D
                                 (Rule 13D-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)



                         Individual Investor Group, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                           (Title Class of Securities)



                                 (CUSIP Number)

                                Robert H. Schmidt
                       c/o Individual Investor Group, Inc.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 20, 1997
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box    |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 Pages

                              SCHEDULE 13D
-----------------------                        ---------------------------------
CUSIP No.   455907105                                    Page 2 of 5 Pages
-----------------------                        ---------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Robert H. Schmidt
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                       (b)|_|

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Used to acquire shares owned of record
                   00 - No funds used to acquire options
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                     |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
--------------------------------------------------------------------------------
                   |   7        SOLE VOTING POWER
                   |
                   |                 377,333
        NUMBER OF  |------------------------------------------------------------
         SHARES    |   8        SHARED VOTING POWER
      BENEFICIALLY |
        OWNED BY   |
          EACH     |------------------------------------------------------------
        REPORTING  |   9        SOLE DISPOSITIVE POWER
         PERSON    |
          WITH     |                 377,333
                   |------------------------------------------------------------
                   |   10       SHARED DISPOSITIVE POWER
                   |
                   |
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   377,333
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   5.78
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of Individual Investor Group, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 1633 Broadway, 38th Floor, New York, New York 10019.


Item 2.    Identity and Background

         This statement is filed on behalf of Robert H. Schmidt, an individual, who is a citizen of the United States. Mr. Schmidt's business address is 1633 Broadway, 38th floor, New York, New York 10019. Mr. Schmidt is the President and Chief Operating Officer of the Issuer. The Issuer is a Delaware corporation engaged in the financial information business, including the publication of Individual Investor, Special Situations Report and Ticker, and providing investment management services to private investment funds through wholly-owned subsidiaries.

         During the last five years, Mr. Schmidt has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Schmidt has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Schmidt acquired the 14,000 shares of Common Stock owned of record in the open market with personal funds. Mr. Schmidt acquired beneficial ownership of the 363,333 shares of Common Stock of the Issuer referred to herein pursuant to three grants of employee stock options issued in connection with his employment as President and Chief Operating Officer of the Issuer.


Item 4.  Purpose of Transactions

         Mr. Schmidt acquired record ownership of 14,000 shares of Common Stock as an investment and beneficial ownership of 363,333 shares of Common Stock in connection with his employment with the Issuer. Mr. Schmidt has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the current board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item 5.  Interest in Securities of the Issuer

         (a) Mr. Schmidt is the record owner of 14,000 shares of Common Stock and the beneficial owner of 363,333 shares of Common Stock pursuant to certain option agreements described below. In addition, Mr. Schmidt, during the next two years will become the beneficial owner of an aggregate of 213,333 shares of Common Stock as the right to purchase these shares of Common Stock vest under the options agreements described below.


                                Page 3 of 5 Pages

     Mr. Schmidt holds options to acquire 560,000 shares of Common Stock of the Issuer, as follows:

                  (i) An option to acquire 400,000 shares of Common Stock of the Issuer pursuant to a written option agreement dated July 27, 1994. This option is vested as to 293,332 shares of Common Stock and will continue to vest at the rate of 8,333.33 shares of Common Stock on the first of each month until and including July 1, 1998, during Mr. Schmidt's employment with the Issuer.

                  (ii) An option to acquire 80,000 shares of Common Stock of the Issuer pursuant to a written option agreement dated June 23, 1995. This option is vested as to 26,667 shares of Common Stock and will vest as to 26,667 and 26,666 shares of Common Stock on June 23, 1996 and 1997, respectively, during Mr. Schneider's employment with the Issuer.

                  (iii) An option to acquire 80,000 shares of Common Stock of the issuer pursuant to a written option agreement dated November 4 1996. This option vests as to 26,667, 26,667 and 26,666 shares of Shares of Common Stock on November 4, 1997, 1998 and 1999, respectfully, during Mr. Schmidt's employment with the Issuer.

         (b) Mr. Schmidt has sole voting and dispositive power over the 14,000 shares of Common Stock owned of record, and upon issuance of the 560,000 shares of Common Stock after exercise of the options described in Item 5(a), Mr. Schmidt will have sole voting and dispositive power over those shares of Common Stock.

         (c) Mr. Schmidt acquired the 14,000 shares of Common Stock owned of record more than six months ago. The option agreements were acquired on July 27, 1994, June 23, 1995 and November 4, 1996 in connection with Mr. Schmidt's employment with the Issuer.


Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

         See the option agreements described in Item 5(a).


Item 7.  Materials to be Filed as Exhibits

1. Stock Option Agreement dated July 27, 1994, between Mr. Schmidt and the Issuer (Incorporated by reference to Exhibit 10.29 to Form 10-QSB for the quarter ended June 30, 1994)

2. Stock Option Agreement dated June 23, 1995, between Mr. Schmidt and the Issuer (Incorporated by reference to Exhibit 10.34 to Form 10-KSB for the year ended December 31, 1995)

                                Page 4 of 5 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 20, 1997
                                                   By: /S/ Robert H. Schmidt
                                                      ------------------------
                                                          Robert H. Schmidt

                                Page 5 of 5 Pages